

April 22, 2015

John D. Rainey
Executive Vice President and
Chief Financial Officer
United Continental Holdings, Inc.
233 South Wacker Drive
Chicago, Illinois 60606

>   **Re: United Continental Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed February 20, 2015**
>   **File No. 001-06033**
>   **And**
>   **United Airlines, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed February 20, 2015**
>   **File No. 001-10323**

Dear Mr. Rainey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 41

1. We note from the balance sheet that you have a significant working capital deficit as of December 31, 2014 and 2013. However, you did not provide insights or reasons behind the deficit, the impact of such on your cash flows, liquidity, and operations, and how you manage the deficit. Please expand your disclosure to include such a discussion. Refer to Regulation S-K, Item 303(a)(1) and instruction 5 to paragraph 303(a) for guidance.

Cash Flows from Operating Activities, page 41

2. It appears that cash used for fuel hedge collateral was a material operating cash flow activity in 2014 that you did not discuss in your cash flows analysis. Please expand this section by quantifying all material activities resulting in material change in cash flows from prior periods so investors may have a better understanding of the factors causing the change. In this regard, please discuss material individual working capital items like, for example, changes associated with receivables and frequent flyer deferred revenue and advanced purchase of miles along with their underlying factors in your analysis. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Combined Notes to Consolidated Financial Statements, page 69

Note 7 – Income Taxes, page 81

3. Please reconcile for us the amount attributed to the valuation allowance in the table on page 82 for 2014 of $(441) to the change in the valuation allowance between 2014 and 2013 of $160 shown in the table on page 83.

4. You disclose you continue to provide a valuation allowance for your deferred tax assets in excess of deferred tax liabilities because you have concluded that it is more likely than not that such deferred tax assets will ultimately not be realized, despite that you were not in a three-year cumulative loss position at the end of 2014. In this regard, we note the valuation allowance increased slightly in 2014 to $4.8 billion. You disclose an uncertainty about forecasted results, in part, supports that the valuation allowance is still necessary. Please confirm to us whether the assumptions and future trends associated with your forecasted results in assessing the realizability of your deferred tax assets is consistent with the assumptions used in testing goodwill and intangible and tangible assets (in particular, your aircraft fleet) for impairment. If they are consistent, explain how you had considered the uncertainty in forecasted results in your asset impairment tests and how you reasonably concluded the assets were not impaired beyond the disclosed 2014 $16 million impairment related to your indefinite-lived intangible assets. In so doing, tell us the major factors along with the weights given to the uncertain forecasted results in arriving at your conclusions with respect to the adequacy of the valuation allowance and the asset impairment tests.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 if you have questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief